March 5, 2026

Matthew Dwyer
Chief Executive Officer
Exousia Pro, Inc.
7901 4th Street N #23494
St. Petersburg, Florida 33702

        Re: Exousia Pro, Inc.
            Post-Qualification Amendment No. 2 to Offering Statement on Form
1-A
            Filed February 19, 2026
            File No. 024-12629
Dear Matthew Dwyer:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post Qualification Amendment No. 2 to Offering Statement on Form 1-A Selling Shareholders, page 12

1.     We note your disclosure that your selling shareholders    intend to sell
the Remaining
       Selling Shareholder Offered Shares in market transactions or in negotiated private transactions at the per share offering price for all of the Offered
Shares.    Please revise to
       clarify that the selling security holders will sell their shares pursuant to your Regulation
       A offering at a fixed price. At the market offerings are not permitted under Regulation A.
       Refer to Rule 251(d)(3)(ii) of Regulation A.
2. Please revise the table and/or related footnotes to reflect the 11,329,431 shares being
       offered for resale as the    Remaining Selling Shareholder Offered
Shares.
General

3. Please include pro forma financial information pursuant to Part F/S, Section (b)(7)(iv) to reflect the transaction with L A M Y, or provide us an analysis supporting why they are not required.
 March 5, 2026
Page 2


4. Please disclose whether your acquisition of L A M Y will change your business operations. If so, provide additional information about your business operations and ensure that the cover page includes complete information as to your current business operations. Please refer to Part II, Item 1 and Item 7 of Form 1-A.
       Additionally, please include an organizational chart detailing your structure prior to the acquisition and an organizational chart reflecting your structure after the consummation of the acquisition.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Eric Newlan